Exhibit (a)(5)(D)
NEWS RELEASE
FOR IMMEDIATE RELEASE

PRG-SCHULTZ ANNOUNCES RECEIPT OF NASDAQ WAIVER OF
SHAREHOLDER APPROVAL AND OTHER REQUIREMENTS
IN CONNECTION WITH PROPOSED RESTRUCTURING
ATLANTA, February 22, 2006 — PRG-Schultz International, Inc. (Nasdaq: PRGX) today announced that it has received from Nasdaq exceptions from certain shareholder approval and other requirements in connection with its currently pending exchange offer to replace its outstanding convertible notes. The company (“PRG-S”) will therefore proceed with the restructuring transactions without seeking authorization from its shareholders.
Certain aspects of the exchange offer, if consummated, could result in the issuance of equity securities that would ordinarily require shareholder approval under the Nasdaq listing requirements. The exchange offer also affords exchange participants with certain voting and board representation rights prohibited by the Nasdaq rules. The company obtained exceptions from Nasdaq’s usual shareholder approval requirements and from these voting rights prohibitions. The company’s Audit Committee has expressly authorized the company to proceed with the restructuring without shareholder approval in reliance on these exceptions. As required by Nasdaq, this press release is made to provide further information regarding the relevant Nasdaq rules, the terms of the restructuring, the voting rights of the securities to be issued, and PRG-S’s reliance on the exceptions from the Nasdaq rules. A letter to the same effect has been sent to the company’s shareholders.
The Restructuring.
As previously announced, on February 1, 2006, PRG-S commenced restructuring of its outstanding $125 million 4.75% Convertible Subordinated Notes due 2006 through an exchange offer. The company is offering to exchange three new securities: (i) new senior notes in the principal amount of $50 million plus an additional amount for accrued unpaid interest; (ii) $60 million of new senior convertible notes; and (iii) Series A convertible preferred stock with a liquidation preference of $15 million, for its outstanding convertible notes.
If the exchange offer is successful, from August 15, 2006 to the “new conversion rights date” (defined below), each $1,000 of senior convertible notes is convertible into approximately 2.083 shares of Series B convertible preferred stock. On and after the new conversion rights date, each $1,000 of senior convertible notes will instead be convertible into shares of common stock at an initial conversion price of $0.65 per share, subject to specified anti-dilution provisions. Each share of the new Series B convertible preferred stock will have an initial liquidation preference of $480 and be convertible into shares of common stock at a conversion price of $0.65 per share, subject to specified anti-dilution provisions. The “new conversion rights date” is the date on which (A) a registration statement covering the resale of the new securities by certain PRG-S affiliates is effective and (B) the authorized shares of common stock are increased to at least 140 million (subject to anti-dilution adjustment). One share of new Series A convertible preferred stock will have an initial liquidation preference of $120 per share, and will be convertible into shares of common stock at a conversion price of $0.28405 per share, subject to specified anti-dilution provisions.
The Series A preferred shares will be convertible at closing into approximately 52,808,000 shares of common stock in the aggregate. If all convertible notes are converted into Series B preferred stock after August 15, 2006, exchange participants would possess approximately 70% of PRG-S’s voting securities, on a fully diluted basis. The Series B preferred stock represents approximately 92,308,000 shares of common stock on an as-converted basis.
Except as otherwise required by law, all outstanding shares of preferred stock will vote on an as-converted basis with the common stock, as a single class, on all matters, including the election of directors. In addition, following the completion of the transaction, the Board of Directors of PRG-S will consist of seven members, four designated by the ad hoc committee representing the noteholders, and three designated by the existing Board.
Nasdaq Requirements.
Absent an exception, Nasdaq Marketplace Rules 4350(i)(1)(B) and 4350(i)(1)(D)(ii) would require shareholder approval for the restructuring. In addition, the proposed transaction would violate the voting rights requirements of Nasdaq Marketplace Rule 4351 and IM- 4351 as a result of the Board designation rights and the fact that the preferred stock, which could convert into common stock at less than the current market price, votes with the common on an as-converted basis. However, PRG-S requested from Nasdaq exceptions to the stockholder approval requirement, and to the voting rights requirements, pursuant to Nasdaq Marketplace Rule 4350(i)(2). Rule 4350(i)(2) allows Nasdaq to grant exceptions upon application if delay required to secure shareholder approval would seriously jeopardize the financial viability of the enterprise, and the company’s Audit Committee expressly approves reliance by the company on the exceptions.
PRG-S requested exceptions from the foregoing rules on the basis that it would not be possible for PRG-S to prepare and file a proxy statement with the U.S. Securities and Exchange Commission and hold a stockholders’ meeting to approve the transactions in the time that it has available to consummate the refinancing. If the refinancing is not consummated quickly, PRG-S expects that it will not be able to fund its operations or repay its existing indebtedness as it becomes due. Nasdaq has granted PRG-S the requested exceptions and PRG-S’s Audit Committee has expressly authorized the company to proceed with the restructuring transactions without shareholder approval in reliance on those exceptions.

About PRG-Schultz International, Inc.
Headquartered in Atlanta, PRG-Schultz International, Inc. is the world’s leading recovery audit firm, providing clients throughout the world with insightful value to optimize and expertly manage their business transactions. Using proprietary software and expert audit methodologies, PRG-Schultz industry specialists review client purchases and payment information to identify and recover overpayments.
CONTACT: PRG-Schultz International, Inc.
Peter Limeri
770-779-3243

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